December 21, 2007
Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Dear Mr. Rosenberg,
This letter is in response to your letter dated December 20, 2007 regarding Cambrex Corporation’s Form 10-Q for the quarterly period ended September 30, 2007 (File No. 001-10638).
Due to the holidays and early January travel schedules, we will respond to the issue addressed in your above referenced letter by January 18th, 2008. If you have any questions regarding this response, please do not hesitate to contact me.
Sincerely,
/s/  Gregory P. Sargen
Gregory P. Sargen
Vice President and Chief Financial Officer
Cambrex Corporation